14313 North May Avenue, Suite 100

Oklahoma City, OK 73134

August 12, 2016

Via Edgar

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Lauren Nguyen, Legal Branch Chief

Re:	Gulfport Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Comment letter dated August 1, 2016
File No. 0-19514

Dear Ms. Nguyen:

Gulfport Energy Corporation, a Delaware corporation (the “Company”), is in receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 1, 2016 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015, as filed with the Commission on February 19, 2016 (the “Form 10-K”).

The Company hereby respectfully requests that its response deadline to the Comment Letter be extended from Monday, August 15, 2016, to Friday, August 19, 2016, to allow the Company sufficient time to address the Staff’s comments included in the Comment Letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Securities Commission

August 12, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4885 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP, the Company’s outside counsel, at (214) 969-4780.

Sincerely,

/s/ Keri Crowell

Keri Crowell

Chief Accounting Officer

cc:	Seth R. Molay, P.C.